UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Releases China Executive Aviation Market Outlook 2014-2023

Beijing, China, September 10, 2013 - Embraer Executive Jets presented its China Executive Aviation Market Outlook 2014-2023 during the press conference held today at the Chinese International Business Aviation Show (CIBAS) 2013, in Beijing, China. The Company forecasts that a total of 805 executive jets will be demanded by the Chinese market over the next decade. The large-cabin business jet class is expected to represent 51% of this demand, accounting for 78% of the total value of deliveries.

“Over the past 12 years, Embraer has built a strong position as one of the top business jet manufacturers, with a full line of state-of-the-art products that meet and exceed the expectations of customers worldwide,” said Guan Dongyuan, Senior Vice President of Embraer and President of Embraer China. “Embraer’s decade-long investment in China’s commercial aviation market has resulted in a fleet of 120 commercial jets in service, and we are now building our presence in the Chinese executive aviation market, affording our executive jet customers the high quality service and support that our airline customers already enjoy.”

Embraer maintains a favorable forecast for the Chinese executive aviation market potential, based on comprehensive studies of the country’s economic scenario. China’s fleet of executive jets has experienced an average annual expansion of 27%, fueled by a 26% growth of the wealthiest population, from 2008 to 2012, according to the data released by Hurun Report, which is considered to be one of the most influential publications of the luxury genre in the country.

In addition, the overall environment calls for the development of executive aviation, in order to meet the demand for direct business and leisure travel, beyond the destination and schedule limitations of the airlines. The Company’s market outlook also highlights infrastructure improvements as catalysts to executive aviation growth in China, with the number of Fixed-Base Operators (FBO) expected to increase to nine, up from the current five.

Since 2004, when its first executive jet was delivered to this region, Embraer has booked orders for 38 executive jets in China, including five options. Leveraging its commercial jets service network and facilities, the Company has several Authorized Service Centers for executive jets customers in the Greater China region, offering tailor-made efficient service and support.

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Upholding its commitment to the Chinese market, Embraer built an executive jets assembly line in the country. In June 2012, Embraer inked the agreement with Aviation Industry Corporation of China (AVIC) to cooperate on the Legacy 600 and Legacy 650 programs, using the existing infrastructure of their joint venture, Harbin Embraer Aircraft Industry Co. Ltd. (HEAI). In late August, the first Legacy 650 large executive jet assembled by HEAI successfully completed its maiden flight, with delivery scheduled for the end of this year.

For more information about Embraer Executive Jets, see: www.EmbraerExecutiveJets.com.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer